Exhibit 1

Westpac Place
275 Kent Street
Sydney NSW 2000
F +61 2 8253 1215

24 June 2019

Market Announcements Office

ASX Limited

20 Bridge Street

SYDNEY NSW 2000

Chairman’s Letter accompanying Dividend Statement

Attached is a covering letter from the Chairman of Westpac Banking Corporation sent to Shareholders today accompanying the 2019 Interim Dividend Statement.

For further information regarding the letter, please contact +61 (0)2 8253 4008.

Andrew Bowden

Head of Investor Relations

24 June, 2019

Dear Shareholder,

Thank you for your continued support of Westpac in what has been a very challenging period for the financial services sector and for Westpac. We recognise that, as our owners, you have shared in those challenges – including through a lower share price.

2018 Remuneration outcomes

Shareholder concerns were most evident at our 2018 Annual General Meeting where we received a substantial vote against our Remuneration Report. The message that the Board’s determination of executive remuneration was not in line with the expectations of our shareholders was very clear.

More specifically, the risk and reputation matters that emerged across the sector combined with a flat financial performance in 2018 meant that many shareholders believed the Board did not apply enough downward discretion to short-term variable remuneration outcomes (noting that long-term variable reward did not vest for the third year in a row).

The Board is disappointed we did not meet your expectations on executive remuneration and we are determined to do so in 2019. We are listening and responding to shareholder feedback and expect to make further changes this year, including more effectively capturing non-financial risk elements of performance in executive remuneration, improving the transparency of remuneration decisions, and applying discretion where circumstances warrant. The remuneration outcomes from this very detailed process will be set out in our 2019 Annual Report which will be published in early November.

Lessons from the Royal Commission

In my report to shareholders in our 2018 Annual Report, I shared my views on the Royal Commission and the lessons for Westpac. The Royal Commission’s Final Report has now been released, and, at the request of APRA, we have also completed a detailed self-assessment of Westpac’s Culture, Governance and Accountability (CGA).

Westpac has taken important lessons from these reports and has developed a range of actions to respond to the findings and address our shortcomings. Where we can, we are taking action now. However, for many of the Royal Commission recommendations we must wait for new legislation and regulation before implementation.

Our CGA self-assessment highlighted that while our culture, governance and accountability settings in their totality generally support the sound management of non-financial risks, our approach is less mature than our approach to managing financial risks. At the same time, the report confirmed that we have an analytical and consultative culture that can slow down decision making, create undue complexity and dilute accountability. In response to these findings, a detailed program to implement the CGA self-assessment recommendations is already well underway. At the time of writing we are also waiting for direct feedback on this report from APRA and will incorporate its recommendations in our plans.

The Board has oversight of the implementation of both the Royal Commission and CGA self-assessment recommendations, which together will help to strengthen the Group’s culture, governance and accountability.

First Half 2019 Results

In the First Half of 2019 our reported profit was down, reflecting both the operating environment and higher restructuring and remediation provisions. The provisions relate to restructuring our wealth operations as well as customer remediation and associated costs, mostly in the Group’s wealth business. Despite the lower earnings, our capital and balance sheet are in good shape, which allowed us to hold the interim dividend steady at 94 cents per share.

The provisions in First Half 2019 also reflect our commitment to deal with the major outstanding issues we are facing as quickly as possible. These actions, along with our Royal Commission and CGA self-assessment response plans, will ultimately make us a stronger organisation and help us to deliver a more consistent experience for customers.

As I have said before, your Board is here to represent you, our shareholders, and we will continue to do so, including remaining focussed on providing the best possible returns on your investment over the long term.

Thank you again for your continued support.

Yours sincerely

Lindsay Maxsted

Chairman

This communication does not constitute an offer to sell, or the solicitation of an offer to buy, any securities in the United States or to persons acting for the account or benefit of persons in the United States. The shares to be offered and sold in the equity offer referred to in this communication have not been and will not be registered under the Securities Act of 1933 (the ‘Securities Act’) or the securities laws of any state or other jurisdiction in the United States. Accordingly, the shares may not be offered or sold to persons in the United States or to persons who are acting for the account or benefit of a person in the United States, unless they have been registered under the Securities Act or are offered and sold in a transaction exempt from, or not subject to, the registration requirements of the Securities Act and applicable U.S. state securities laws.

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